Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes to the financial statements, which are included in this Report of Foreign Private Issuer on form 6-K. You should also read the following discussion in conjunction with the information contained in our annual report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 28, 2019 We have prepared our financial statements in accordance with IFRS as issued by IASB.

This Report of Foreign Private Issuer on Form 6-K of Entera Bio Ltd. includes forward looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Forward-looking statements include, but are not limited to, statements about:

•	our operation as a development stage company with limited operating history and a history of operating losses and our ability to fund our operations going forward;

•	our ability to develop and advance product candidates into, and successfully complete, clinical studies;

•
uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized, including that we will be able to demonstrate to regulators the noninferiority of EB613 in comparison to Forteo as part of a 505(b)(2) submission or that we will be able to demonstrate to regulation the clinical superiority of EB612 over Natpara, which is required to overcome Natpara’s drug exclusivity;

•	our competitive position, especially with respect to Natpara, our key competitor for hypoparathyroidism treatment;

•	our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern absent access to sources of liquidity;

•	our ability to use and expand our drug delivery technology to other product candidates;

•	the pricing and reimbursement of our product candidates, if approved;

•	our being subject to ongoing regulatory obligations if our products secure regulatory approval;

•	our ability to develop sales, marketing and distribution infrastructure;

•	our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates;

•	our ability to achieve market acceptance for our product candidates;

•	our ability to obtain and maintain adequate intellectual property rights and adequately protect and enforce such rights;

•	our ability to retain key personnel and recruit additional qualified personnel;

•	our expectations about cash use;

•	our ability to manage growth; and

•	other risk factors discussed under “Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2018.

All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K involve risks, assumptions and uncertainties and made as of the date of this Report of Foreign Private Issuer on Form 6-K. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections below “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 20-F for the year ended December 31, 2018 for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this Report of Foreign Private Issuer on Form 6-K are based on information available to us on the date of this Report of Foreign Private Issuer on Form 6-K. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report of Foreign Private Issuer on Form 6-K or in our Prospectus might not occur.

All references to “we,” “us,” “our,” “Entera”, “the Company” and “our Company” in this Report of Foreign Private Issuer on Form 6-K are to Entera Bio Ltd. and its U.S. subsidiary Entera Bio Inc., unless the context otherwise requires.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical need. We are initially applying our technology to develop an oral formulation of parathyroid hormone, or PTH, which has been approved in the United States in injectable form for over a decade. Following FDA guidance received in the fourth quarter of 2018, indicating that a fracture study would not be required for a 505b2 in osteoporosis, we decided to accelerate our development of EB613 for osteoporosis. As planned, a phase 2, dose ranging study was initiated by the end of Q2 2019. This double blinded, placebo controlled, study will evaluate three different doses in postmenopausal women with low bone mass. The study is being developed to include up to 160 patients dosed once daily for a period of 6 months. Human PTH (1-34) is a known anabolic treatment currently available as a daily subcutaneous injection, Forteo ® (marketed by Eli Lilly ®) with a known effect on bone formation biomarkers and bone mineral density (BMD). The primary endpoint of this study will be bone formation biomarkers at 3 months with an additional evaluation at 6 months, along with a BMD readout.  The study was approved by the Israeli Ministry of Health and is planned to be conducted at the osteoporosis clinics of 4 leading medical centers in Israel. These clinics have participated in a number of multinational osteoporosis trials for large pharmaceutical companies. All lab tests will be processed by an accredited central lab and BMD measurements will be monitored and analyzed in the US by a leading US contract research organization (CRO).

The 3-month biomarker results are expected to provide preliminary insight into the efficacy of the oral PTH treatments and preliminary results may be obtained once the first half of the study population has been dosed for this period. A full study report will be generated upon completion of the 6 month biomarker and BMD analysis. It should be noted that preparations for the EB613 Phase 3 study are likely to commence after reviewing the 3-month biomarker data. The Company has already created a Phase 3 study outline and currently envisages a trial with a partner comparing EB613 to Forteo, enrolling 600 to 800 patients and with a primary endpoint based on non-inferiority in BMD outcome. Other details, including the EB613 dose and the length of the study, are expected to be finalized based on the results obtained from the Phase 2 study.

We are also developing an additional oral PTH product candidate, EB612, which has successfully completed a Phase 2a trial for hypoparathyroidism, a rare condition in which the body fails to produce sufficient amounts of PTH. We completed a clinical trial to evaluate the PK/PD profile of various EB612 dose regimens and Natpara. Data processing and statistical analysis is currently ongoing and results will be presented at a scientific meeting later this year. Following the evaluation of our PK/PD clinical trial and subject to receipt of additional funding, we expect in the future to initiate a Phase 2b/3 clinical trial of EB612 in hypoparathyroidism which would potentially support a submission for regulatory approval of EB612. The FDA and the EMA have granted EB612 orphan drug designation for the treatment of hypoparathyroidism.

In addition, we intend to use our technology as a platform for the oral delivery of other protein and large molecule therapeutics as well as novel therapeutics. We have signed a license agreement with Amgen and may sign additional licensing or collaboration agreements in the future. We intend to utilize future funds, as available, to advance EB613 and EB612 for advanced clinical studies and ultimately for regulatory approval.

Financial Results

Comparison of Six-Month Period Ended June 30, 2019 and 2018

	(unaudited) Six Months Ended June 30,		Increase (Decrease)
	2019	2018	$	%
	(In thousands, except for percentage information)
Revenues	$(74)	$-	$74	100%
Cost of revenues	62	-	62	100%
Operating Expenses:
Research and development, net	3,448	4,658	(1,210)	(26)%
General and administrative	1,684	854	830	97%
Operating loss	5,120	5,512	(392)	(7)%
Financial income, net	(759)	(2,919)	2,160	(74)%
Net loss	$4,361	$2,593	$1,768	68%

Revenues. Revenues for the six months ended June 30, 2019 are comprised of revenue from services provided to Amgen under the license agreement.

Research and development, net expenses. Research and development expenses for the six months ended June 30, 2019 were $3.5 million, compared to $4.7 million for the six months ended June 30, 2018, a decrease of $1.2 million, or 26%. The decrease in research and development expenses was primarily attributed to a decrease of $0.8 million in materials, clinical manufacturing and production capabilities and a decrease of $0.5 million in share-based compensation expenses due to higher fair value of the options granted to the previous CMO in the same period last year. The decrease was partially offset by an increase of $0.1 million in salaries and related expenses mainly due to hiring full time employees in the US  during the first quarter of 2018.

General and administrative expenses. General and administrative expenses for the six months ended June 30, 2019 were $1.7 million, compared to $0.9 million for the six months ended June 30, 2018, an increase of $0.8 million, or 97%. The increase in general and administrative expenses was primarily attributed to an increase of $0.6 million in share-based compensation expenses due to a reversal of share based compensation recorded in the previous period as the result of termination of services of our previous Chairman of the board, in the same period in the prior year, increase of $0.1 million for insurance expenses and $0.1 million for investor relation expenses due to regulation and the requirements of a public company.

Financial income, net. Financial income, net for the six months ended June 30, 2019 was $0.8 million, compared to  financial income, net of $2.9 million for the six months ended June 30, 2018, a decrease of $2.2 million. Financial income, net for the six months ended June 30, 2019 resulted mainly from the change in the fair value of warrants to purchase ordinary shares that were recorded as a financial liability at fair value through profit or loss.During the same period last year, the company recognized financial income from changes in fair value of financial liabilities comprised of convertible loans, preferred shares and warrants which were converted or recorded as equity upon completion of our initial public offering (IPO). During the six months ended June 30, 2019 and 2018, we recorded a gain of $0.8 million and $2.9 million, respectively, on changes in fair value of financial liabilities.

Comprehensive loss. Comprehensive loss for the six months ended June 30, 2019 was approximately $4.4 million, compared with approximately $2.6 million in the same period in 2017 an increase of approximately $1.8 million, or 68%.

Basic and diluted Loss (income) per share. Basic and dilutive loss per share for the six months ended June 30, 2019 was $0.38, compared with $0.58 and $0.7, respectively, for the six months ended June 30, 2018.

Comparison of Three-Month Period Ended June 30, 2019 and 2018

	(unaudited) Three Months Ended June 30,		Increase (Decrease)
	2019	2018	$	%
	(In thousands, except for percentage information)
Revenues	$(74)	$-	$74	100%
Cost of revenue	62	-	62	100%
Expenses:
Research and development, net \	1,413	1,765	(352)	(20)%
General and administrative	628	(409)	1,037	254%
Operating loss	2,029	1,356	673	50%
Financial income, net	(663)	(2,919)	(2,256)	(77)%
Net loss (Income)	$1,366	$(1,563)	$2,929	187

Revenues. Revenues for the three months ended June 30, 2019 are comprised of revenue from services provided to Amgen under the license agreement.

Research and development, net expenses. Research and development expenses for the three months ended June 30, 2019 were $1.4 million, compared to $1.8 million for the three months ended June 30, 2018, a decrease of $0.4 million, or 20%. The decrease in research and development expenses was primarily attributed to a decrease of approximately $0.3 million in materials, clinical manufacturing and production capabilities and $0.2 million in clinical trials, which was partially offset by an increase of $0.1 million in other research and development expenses primarily for consulting with regard to regulation expenses.

General and administrative expenses (income). General and administrative expenses for the three months ended June 30, 2019 were $0.6 million, compared to a general and administrative income of $0.4 million for the three months ended June 30, 2018, an increase in expenses of $1.0 million. The increase in general and administrative expenses was primarily attributed to an increase of $0.9 million in share-based compensation due to a reversal of compensation recorded in the previous period as a result of termination of services of our previous Chairman of the board. In addition, insurance expenses increased by $0.1 million.

Financial income, net. Financial income, net for the three months ended June 30, 2019 was $0.7 million, compared to a financial income, net of $2.9 million for the three months ended June 30, 2018. Financial income, net for the three months ended June 30, 2019 resulted mainly from the change in the fair value of warrants to purchase shares that were recorded as a financial liability at fair value through profit or loss. During the three months ended June 30, 2019 and 2018, we recorded a gain of $0.7 million and $2.9 million, respectively, on changes in fair value of financial liabilities.

Comprehensive loss (income), net. Comprehensive loss for the three months ended June 30, 2019, was approximately $1.4 million, compared with a comprehensive income of approximately $1.6 million in the same period in 2018 an increase in expenses of approximately $2.9 million.

Basic and diluted Loss (income) per share.
Basic and diluted loss per share for the three months ended June 30, 2019 was $0.12 compared with a basic income of $0.35 and diluted loss per share of $0.11, for the three months ended June 30, 2018.

Liquidity and Capital Resources

Since our inception through June 30, 2019, we have raised a total of $31.3 million through private offerings, convertible loans and grants from governmental authorities.

As of June 30, 2019, we had cash and cash equivalents of approximately $7.4 million. As of December 31, 2018, we had cash and cash equivalents of approximately $11.5 million (including $4 million in short-term bank deposits).

Net Cash Used in Operating Activities

 Net cash used in operating activities for the six months ended June 30, 2019 was $4.1 million, consisting primarily of our operating loss of $5.1 million arising mainly from research and development expenses and general and administrative expenses, partially offset by $0.7 million in share-based compensation and a $0.3 million decrease in working capital.

Net cash used in operating activities for the six months ended June 30, 2018 was $5.2 million, consisting primarily of our operating loss of $5.5 million arising mainly from research and development expenses and general and administrative expenses and a $0.3 million increase in working capital, which was partially offset by $0.6 million of share-based compensation.

The decrease in cash used in operating activities for the six months ended June 30, 2019 compared to the same period of 2018, was mainly due to a decrease of $0.8 million for materials, clinical manufacturing and production capabilities, payment received from Amgen of $0.7 million which was offset by other working capital due to an increase in professional services and other expenses related to regulation and the requirements of a public company.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2019 were $4.0 million primarily attributed to the release of a short-term bank deposit.

Net cash used in investing activities for the six months ended June 30, 2018 consisted of purchase of property, plant and equipment.

Net Cash Used in Financing Activities

Net cash used in financing activities for the six months ended June 30, 2019 was primarily due to lease payments which were partially offset by cash received from exercise of options granted to employees.

No cash provided by or used in financing activities for the six months ended June 30, 2018.